1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Associate General Counsel Legal	T 214.812.6038 C 214.587-6500 F 214.812.4072 awright@energyfutureholdings.com

October 3, 2008

BY EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561

Re:	Energy Future Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 31, 2008

File No. 001-12833

Ladies and Gentlemen:

Transmitted herewith are the responses of Energy Future Holdings Corp. (the “Company”, “EFH Corp.”, “we”, “us” and “our”) to the comments made in your letter dated September 24, 2008 to me. Your comments and our responses thereto are set forth below.

For responses below that indicate proposed disclosure improvements, we plan to incorporate those improvements in future filings of the Company and, where applicable, Texas Competitive Electric Holdings Company LLC (“TCEH”) and Oncor Electric Delivery Company LLC, including the Form S-4s recently filed by the Company and TCEH.

Business and Properties, page 1

Operating Segments, page 4

1.	Please provide the information required by Item 101(b) of Regulation S-K with respect to each of the company’s operating segments.

Response:

With respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”), the required disclosure is provided in Note 27 to Financial Statements. In future filings, we will provide a cross-reference to the Note in which the disclosure is located when we first discuss operating segments.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 3, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Derivative Instruments and Mark to Market Accounting, page 45

2.	In future filings please explain the extent to which you use brokers or pricing services to assist you in determining fair values. For example, please indicate as applicable whether prices are obtained from one or more brokers, the number of quotes obtained per instrument and whether the broker quotes are binding.

Response:

In future filings, we will explain the extent to which we use brokers or pricing services to assist us in determining fair values. The following is an example of our proposed disclosure:

“EFH Corp. uses several methods to validate its valuation inputs associated with fair valuing commodity derivatives. Those methods include the use of broker quotes, statistical relationships between different price curves and other means. In utilizing broker quotes, EFH Corp. attempts to obtain multiple quotes from brokers that are active in the commodity markets in which it participates (and requires at least two quotes to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes that EFH Corp. receives for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume shifts and various other factors. Broker quotes received are generally binding where markets are actively traded. As discussed in Note 24 to Financial Statements, broker quotes are generally used for Level 2 valuations, which represent a significant majority of the fair value of EFH Corp. assets and liabilities measured at fair value.

In addition, for valuation of interest rate hedges, EFH Corp. uses a combination of dealer provided market valuations (generally non-binding) and Bloomberg valuations based on month-end interest rate curves and standard rate swap valuation models. See Note 24 to Financial Statements “Fair Value Measurements” for additional discussion.”

Financial Condition, page 83

3.	We refer you to paragraph three of page 89 where you state certain commodity contracts could have required TCEH to post up $162 million in additional collateral. Please expand this disclosure in future filings to provide the relevant contractual provisions that could reasonably result in a material decrease of your liquidity and include the course of action you may take to remedy an impending liquidity deficiency. See Item 303(a)(1) of Regulation S-K.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 3, 2008

Response:

We believe the existing disclosure in the 2007 Form 10-K is adequate because it relates to situations where a counterparty has a right to request additional collateral but has not, for whatever reason, exercised that right. The amount disclosed represents the total such potential liquidity impact and is not material to our overall liquidity position. However, in future filings, we will expand on our disclosure, along the lines of the following example:

“As a result of TCEH’s non-investment grade credit rating and considering collateral thresholds of certain of TCEH’s retail and wholesale commodity contracts, as of February 29, 2008, counterparties to those contracts could have required TCEH to post up to an aggregate of $162 million in additional collateral. This amount largely represents the below market terms of these contracts as of February 29, 2008. Thus, this amount will vary depending on the value of these contracts on any given day.”

Statements of Consolidated Comprehensive Income (Loss), page 102

4.	Please tell us how your presentation satisfies SFAS No. 130 requirements to provide net income before adjusting for non-ownership components to arrive at comprehensive income. Specifically tell us why discontinued operations, extraordinary loss and the cumulative effect of changes in accounting principles are adjustments after comprehensive income from continuing operations rather than within net income before comprehensive income adjustments. See paragraphs 16 and 17 of SFAS No. 130.

Response:

In future filings, we will move discontinued operations, extraordinary gains/losses, and the cumulative effect of changes in accounting principles to the top of the disclosure as components of net income, with a net income subtotal, similar to the presentation in the statements of consolidated income (loss). There are no “other comprehensive income” amounts associated with these items. The following is an example of our proposed presentation:

Sample EFH Corp. Statement of Consolidated Comprehensive Income

(Millions of Dollars)

Predecessor Year Ended December 31, 2005
Income from continuing operations before extraordinary loss and cumulative effect of changes in accounting principles	$1,775
Income from discontinued operations	5
Extraordinary loss, net of tax effect	(50)
Cumulative effect of changes in accounting principles, net of tax effect	(8)

Net income	1,722
Other comprehensive income (loss), net of tax effects:
Reclassification of pension and other retirement benefit costs (net of tax (expense) benefit of $5, $(19), $— and $—) (Note 22)	—
Minimum pension liability adjustments (net of tax (expense) benefit of $—, $—, $(38) and $25)	(46)
Cash flow hedges:
Net increase (decrease) in fair value of derivatives held at end of period (net of tax (expense) benefit of $97, $133, $(304) and $24)	(47)
Derivative value net (gains) losses related to hedged transactions recognized during the period and reported in net income (net of tax (expense) benefit of $—, $(69), $(8) and $42)	77

Total effect of cash flow hedges	30

Total adjustments to net income	(16)

Comprehensive income	$1,706

See Notes to Financial Statements.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 3, 2008

Consolidated Balance Sheets, page 106

5.	To the extent trade accounts receivable includes receivables purchased by TXU Receivables Company for resale, please clarify why those amounts should not be separately presented as held for sale from trade receivables. See paragraph 13.e. of SOP 01-6.

Response:

We believe that the disclosure under paragraph 13.e of SOP 01-6 does not apply because, under the provisions of our accounts receivable program, at any balance sheet date all trade receivables that are saleable have been sold to TXU Receivables Company and all undivided interests in those receivables have been sold to the funding entities. The excess of the face amount of trade receivables sold over the amounts funded represents the over-collateralization required to support the funding.

Goodwill and Identifiable Intangible Assets, page 117

6.	In future filings please disclose the total amount of goodwill deductible for tax purposes, as applicable.

Response:

In future filings, we will disclose the total amount of goodwill deductible for tax purposes, as applicable. The following is an example of our proposed disclosure:

“None of this goodwill balance is being deducted for tax purposes.”

Short-Term Borrowings and Long-Term Debt, page 131

7.	Please advise or in future filings disclose the amounts and cash flow classification for cash payments associated with debt retirement costs that do not represent the principal amounts borrowed.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 3, 2008

Response:

Related to debt retirements, material amounts of cash payments in addition to principal are disclosed on page 142 under “Other Debt Related Activity in 2007”. The premium amounts are included in the Statements of Consolidated Cash Flows in “Cash flows – financing activities” in the line item “Debt issuance and redemption costs, including premiums and discounts”. In future filings, we will continue to disclose any material premiums paid in connection with debt retirements.

Shareholder’s Equity, page 153

8.	Please state the amount of retained earnings or net income restricted or free from restrictions, as applicable. See Rule 4-08(e) of Regulation S-X.

Response:

In future filings, we will expand on our disclosure, along the lines of the following example:

“Dividend Restrictions — The indenture governing the EFH Corp. Senior Cash-Pay and Toggle Notes includes covenants that, among other things and subject to certain exceptions, restrict EFH Corp.’s ability to pay dividends or make other distributions in respect of its capital stock. Accordingly, essentially all of EFH Corp.’s net income is restricted from being used to make distributions on its common stock unless such distributions are expressly permitted under the indenture and/or after such distributions, on a pro forma basis, after giving effect to such payment, the consolidated leverage ratio of EFH Corp. is equal to or less than 7.0 to 1.0. Consolidated leverage ratio is generally defined as the ratio of consolidated total indebtedness (as defined in the indenture) of EFH Corp. to Adjusted EBITDA of EFH Corp., in each case, on a consolidated basis, excluding Oncor Holdings and its subsidiaries.”

9.	To the extent material, please tell us and disclose your accounting policy for your investment in EFC Holdings preferred stock.

Response:

The book value of the EFC Holdings preferred shares held by EFH Corp. is less than $1 million, which is not material. The investment is also eliminated in consolidation.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 3, 2008

Executive Compensation, page 198

Compensation Discussion and Analysis, page 198

2007 Annual Incentives for Our Named Executive Officers, page 202

10.	Please disclose for each of the named executive officers the business unit operational metrics that were used to determine their annual incentive payments. To the extent you believe disclosure of these metrics is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Response:

The “Executive Annual Incentive Plan” section of the Compensation Discussion and Analysis (“CD&A”) in the 2007 Form 10-K describes in detail the system used by the Company’s Organization and Compensation Committee (“O&C Committee”) to calculate performance-based bonuses under our Executive Annual Incentive Plan (“AIP”). In that section, we describe the target AIP award, the maximum AIP award and the actual AIP award for each named executive officer. In addition, in footnote (2) on page 204 of the 2007 Form 10-K, we describe the formula used by the O&C Committee for the purpose of allocating between corporate and business unit performance for each named executive officer. Moreover, in that same footnote, we disclose the corporate Operational EBITDA target and our performance relative to that target. Finally, in the remaining footnotes, we describe, on a quantitative and qualitative basis, when appropriate, the business unit performance for each named executive officer. We believe such disclosure provides investors with a fair understanding of how the 2007 AIP awards for the named executive officers were derived by the O&C Committee.

We did not provide a detailed breakdown of the business unit operational metrics because that information is not material for an investor to have a fair understanding of how the 2007 AIP awards for the named executive officers were derived by the O&C Committee. For each named executive officer, there are numerous business unit operational metrics that are reflected in the overall business unit operational performance portion of the AIP award. Because of the numerous separately measured and weighted business unit performance metrics, no individual metric, or measure of achievement under a metric, is material to understanding the basis for the bonuses awarded to the named executive officers under the AIP. We also note that disclosure was provided on a qualitative basis for certain of the key business unit operational metrics that affected that portion of the AIP award. For example, (i) for Mr. Campbell and Mr. Poole, we disclosed their vital leadership role in the merger; (ii) for Mr. Greene, we disclosed that strong operational performance across his business unit, including superior fleet safety and industry leading capacity factors; and (iii) for Mr. Burke, we disclosed that strong operational performance across his business unit, including superior performance in customer churn, customer satisfaction and small business account origination, in each case, heavily factored into the business unit operational performance portion of his AIP award.

We will, however, revisit these disclosures in future filings and disclose any

Mr. H. Christopher Owings

Securities and Exchange Commission

October 3, 2008

additional information regarding AIP awards that is material, is not competitively harmful to us and would assist investors in understanding the basis for the Company’s AIP awards.

Long-Term Equity Incentives, page 204

11.	In the discussion of how stock option awards are determined, please disclose the EBITDA targets on an annual and cumulative basis that have been determined to date. To the extent you believe disclosure of the EBITDA targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b) of Regulation S-K. If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Response:

In future filings, we will disclose annual and (if applicable) cumulative EBITDA targets (or such other applicable targets from time to time used by the Company) that were used to determine performance-based vesting of our stock option awards during the most recently completed fiscal year. In addition, in future filings, we will disclose a comparison of our actual historic EBITDA (or such other applicable targets from time to time used by the Company) against corresponding EBITDA targets. With this disclosure, we believe that investors will have significant information (including appropriate patterns of information developed over a period of time) with which to assess the difficulty in achieving target performance levels and otherwise judge whether in prior fiscal periods our pay-for-performance compensation programs and policies effectively tied compensation of named executive officers to our performance.

We believe that disclosure of performance-based option vesting EBITDA targets for a current fiscal year or for future fiscal years is not required for two principal reasons:

•	Disclosure of such EBITDA targets is not material to a fair understanding of our compensation policies or the named executive officers’ compensation for the most recently completed fiscal year; and

•

Disclosure of such EBITDA targets would likely be viewed by the market and our competitors as projections of our future performance, thereby providing third parties with information that would cause us competitive harm in addition to market confusion.

Instruction 2 to Item 402(b) of Regulation S-K (“Instruction 2”) provides that the CD&A should also cover actions regarding executive compensation that were taken after the last fiscal year’s end where such actions “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.” We believe that disclosure of EBITDA targets for the current fiscal year or for future years (as

Mr. H. Christopher Owings

Securities and Exchange Commission

October 3, 2008

opposed to disclosure of the last fiscal year’s EBITDA targets) does not affect a fair understanding of the named executive officers’ compensation for the most recently completed fiscal year because such current or future EBITDA targets do not affect the named executive officers’ compensation for the most recently completed fiscal year. Accordingly, disclosure is not required by Instruction 2.

Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”) provides that registrants “are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” We believe that disclosure of performance-based option vesting EBITDA targets for the current fiscal year or for future years will cause competitive harm to us within the meaning of Exemption 4 of the Freedom of Information Act and consistent with the applicable case law interpretations of competitive harm.

We currently maintain, and intend in the future to continue to maintain, our current fiscal year’s and future years’ performance-based option vesting EBITDA targets as confidential. To disclose the specific EBITDA targets for a current fiscal year or for any future fiscal years would provide our competitors and customers and other third parties with detailed information that is not currently publicly available. This information will provide these persons with unfair bargaining leverage afforded by a detailed insight into our strategic business goals, ability (or inability) to be flexible in achieving these goals, and our resources available to accomplish these goals, as well as an unfair insight into the expectations for management regarding our business. In addition, this detailed information could be used by competitors, customers and third parties with whom we seek to do business to modify their business practices to our detriment, alter their proposed terms and conditions in prospective business transactions, and otherwise gain a competitive advantage and insight into the economic drivers of our operations.

Moreover, the current fiscal year’s and future years’ performance-based option vesting EBITDA targets may change. As permitted by our stock option plan and agreements, these EBITDA targets may be changed in good faith from time to time by the O&C Committee to reflect unforeseen events which could occur during the relevant performance period, including, among other things, acquisitions, divestitures, major capital investment programs, and any change required by generally accepted accounting principles (“GAAP”) relating to share-based compensation or other changes in GAAP promulgated by accounting standard setters.

Consistent with People for the Ethical Treatment of Animals v. United States Department of Agriculture, 2005 WL 1241141 (Dist. D.C. 2005), where the release of financial information, including projections of income and other financial information, was determined to be likely to cause substantial competitive harm, the release of our current or future performance-based option vesting EBITDA targets would provide our competitors, customers and other third parties with substantial insight into our

Mr. H. Christopher Owings

Securities and Exchange Commission

October 3, 2008

operating and financial projections and potentially exposing weaknesses that competitors, customers and suppliers could exploit. Accordingly, we believe that disclosure of these EBITDA targets would result in competitive harm or injury to us.

Notwithstanding the foregoing, in future filings, we will disclose such EBITDA targets for a current fiscal year and/or for future fiscal years to the extent this disclosure would be material to a fair understanding of our completed fiscal year compensation disclosure and otherwise would not result in competitive harm to us.

Exhibits, page 251

12.	We note that you have included the certifications required by Rule 13a-14(a) and Rule 15d-14(a) but that you have not included the certifications required by Rule 13a-14(b) and Rule 15d-14(b). Please provide us with your analysis for excluding the certifications required by Rule 13A-14(b) and Rule 15d-14(b).

Response:

Rule 13a-14(b) and Rule 15d-14(b) under the Exchange Act of 1934, as amended (the “Exchange Act”) each require that “each periodic report containing financial statements filed by an issuer pursuant to [Section 13(a)/Section 15(d)] of the Act must be accompanied by the certifications required by Section 1350 of Chapter 63 of Title 18 of the United States Code and such certifications must be furnished as an exhibit to such report as specified in the applicable exhibit requirement for such report.” (Emphasis added.) Section 2(a)(7) of the Sarbanes-Oxley Act of 2002 (“SOX Act”) defines an “issuer” as a company that satisfies any of the following criteria:

•	it has issued securities registered under Section 12 of the Exchange Act;

•	it is required to file reports under Section 15(d) of the Exchange Act; or

•	it has filed a registration statement that has not yet become effective (and which has not been withdrawn) under the Securities Act of 1933, as amended (the “Securities Act”).

As of March 31, 2008, the date on which we filed the 2007 Form 10-K, we were a “voluntary” filer under the Exchange Act (i.e. we filed the 2007 Form 10-K because of contractual commitments contained in certain of our debt indentures). In addition, as of March 31, 2008, we were not a registrant under Section 12 of the Exchange Act; were not “required” to file reports under Section 15(d) of the Exchange Act; and had not filed a registration statement under the Securities Act. Accordingly, we did not meet the criteria set forth in the bullets set forth above.

In addition, the Securities and Exchanges Commission (“Commission”) has indicated that companies “voluntarily” filing periodic reports, but not otherwise “required” to file periodic reports, are not “issuers” for purposes of the SOX Act. See Question 1, SEC Division of Corporation Finance: Sarbanes-Oxley Act of 2002—Frequently Asked Question, posted November 8, 2002 (revised November 14, 2002) at www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Mr. H. Christopher Owings

Securities and Exchange Commission

October 3, 2008

For the reasons stated above, we believe that as of March 31, 2008, we were not an “issuer” as defined by the SOX Act. Accordingly, we were not required to file the Section 1350 certification required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act in the 2007 Form 10-K.

As requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be grateful if the Commission would direct all questions with respect to our accounting responses to Stan Szlauderbach, the Company’s controller (by facsimile at (214) 812-6623 or by telephone at (214) 812-8726), and with respect to all other responses to me (by facsimile at (214) 812-6032 or by telephone at (214) 812-6038).

Very truly yours,

/s/ Andrew M. Wright
Andrew M. Wright
Vice President & Associate General Counsel

cc:	Blair Petrillo (SEC)
Mava Ransom (SEC)
Brian McAllister (SEC)
Donna DiSilvio (SEC)
Ron Alper (SEC)
Stan Szlauderbach (Company)